Filed by Infinity Property and Casualty Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Infinity Property and Casualty Corporation

Commission File No.: 0-50167

Date: February 13, 2018

The following message from Infinity Property and Casualty Corporation (“Infinity”) Chief Executive Officer Glen Godwin was sent to agents of Infinity on February 13, 2018.

Dear Infinity Agent,

A recent public release announced that Infinity has entered into an agreement to be acquired by Kemper. This compelling transaction will create a stronger combined company with increased scale in the nonstandard auto insurance market. Together, we will have better ability to serve the needs of our customers, enhance our overall growth opportunities and financial strength, become more diversified, and create significant value for our shareholders. Each company brings outstanding auto insurance expertise to the transaction. This merger brings together two well-known brands with capabilities to support the needs of policyholders with a broad array of differentiated offerings. With significantly increased scale, prominent brand positions, exceptional talent, technology and infrastructure, and the financial stability to accelerate growth, our combined entities will be well-positioned to serve our customers and bring an even stronger franchise to our agents.

We do not expect the transaction to change the relationship with our producers. We are confident that Kemper and Infinity will be strong partners, and this transaction will enhance the combined organization’s ability to serve the needs of our producers with more diverse product offerings and an improved nonstandard auto insurance platform. We believe this is a positive action for both our Infinity and Kemper agents. Together, we will be investing in our business to provide significantly more resources to support your needs.

This announcement has no impact on either companies’ agent contracts or commission structure. Each company will continue to manage those as they have in the past. Until the acquisition is finalized, it is business as usual and we will continue to operate as two separate companies in the marketplace. Following the transaction, as part of the combined organization, we anticipate policyholders will benefit from a more diversified suite of product offerings across life, health, auto and homeowner insurance that will provide customers with greater choice at more competitive prices.

This announcement will have no impact on our customers’ current policy terms or conditions, nor will their normal point of contact change. As always we remain committed to providing our policyholders and agents with valuable products and services that meet their diverse and evolving needs.

Sincerely,

Glen Godwin

CEO, Infinity Insurance

About Infinity Property and Casualty Corporation

Infinity Property and Casualty Corporation is a provider of personal and commercial automobile insurance primarily meeting the needs and choices of urban and Hispanic customers. Its products are offered through a network of approximately 10,600 independent agencies and brokers. For more information about Infinity, please visit http://www.infinityauto.com.

About Kemper Corporation

The Kemper family of companies is one of the nation’s leading insurers. With $8 billion in assets, Kemper is improving the world of insurance by offering personalized solutions for individuals, families and businesses. Kemper’s businesses collectively:

•	Offer insurance for home, auto, life, health and valuables

•	Service six million policies

•	Are represented by 20,000 agents and brokers

•	Employ 5,550 associates dedicated to providing exceptional service

•	Are licensed to sell insurance in 50 states and the District of Columbia

Learn more about Kemper.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of INFINITY by KEMPER, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of KEMPER and INFINITY. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where KEMPER and INFINITY do business; the impact of changes in the laws and regulations regulating insurance services and enforcement thereof; the effects of competition in the markets in which KEMPER and INFINITY operate; judicial or regulatory judgments and legal proceedings; KEMPER’s ability to complete the acquisition and integration of INFINITY successfully; and other factors that may affect future results of KEMPER and INFINITY.

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in KEMPER’s 2017 Annual Report on Form 10-K and INFINITY’s 2017 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov).

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, KEMPER will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of KEMPER and INFINITY, and a Prospectus of KEMPER, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving KEMPER and INFINITY will be submitted to KEMPER and INFINITY shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF KEMPER AND INFINITY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about KEMPER and INFINITY, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to KEMPER: One East Wacker Drive, Chicago, Illinois 60601 Attention: Investor Relations, (312) 661-4930, or to INFINITY: Corporation, 2201 4th Ave. North, Birmingham, AL 35243, Attention: Investor Relations, (205) 803-8186.

PARTICIPANTS IN THE SOLICITATION

KEMPER, INFINITY, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding KEMPER’s directors and executive officers is available in KEMPER’s proxy statement for its 2017 Annual Meeting of Shareholders filed with the SEC on March 24, 2017, and KEMPER’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 13, 2017. Information regarding INFINITY’s directors and executive officers is available in INFINITY’s proxy statement for its 2017 Annual Meeting of Shareholders filed with the SEC on April 11, 2017, and INFINITY’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 28, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.